    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 2, 2002
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      -------------------------------------

                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                      -------------------------------------

                              GENOMICA CORPORATION
                       (Name of Subject Company (Issuer))

                      -------------------------------------

                                 EXELIXIS, INC.
                                       and
                         BLUEGREEN ACQUISITION SUB, INC.
                                   (Offerors)

                 (Name of Filing Persons (identifying status as
                        offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    37243Q10
                      (CUSIP Number of Class of Securities)

                            GEORGE A. SCANGOS, PH.D.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 EXELIXIS, INC.
                                 170 HARBOR WAY
                                  P.O. BOX 511
                      SOUTH SAN FRANCISCO, CALIFORNIA 94083
                                 (650) 837-7000
                 (Name, address and telephone number of persons
           authorized to receive notices and communications on behalf of filing persons)


                      -------------------------------------

                                    Copy to:
                              BRUCE W. JENETT, ESQ.
                       HELLER EHRMAN WHITE & MCAULIFFE LLP
                              275 Middlefield Road
                          Menlo Park, California 94025

                      -------------------------------------



[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

       Check the appropriate boxes below to designate any transactions to which the statement relates:

       [X]     third-party tender offer subject to Rule 14d-1.

       [ ]     issuer tender offer subject to Rule 13e-4.

       [ ]     going-private transaction subject to Rule 13e-3.

       [X]     amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]




================================================================================

        This final Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed by Exelixis, Inc., a Delaware corporation ("Exelixis"), and Bluegreen Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Exelixis ("Merger Sub"). This Schedule TO relates to the expiration of the offer by Merger Sub to exchange a portion of a share of Exelixis common stock, par value $0.001 per share, for each outstanding share of common stock, par value $0.001 per share, of Genomica Corporation, a Delaware corporation ("Genomica"), other than those owned by Exelixis or its subsidiaries, based on the exchange ratio described in the Prospectus and the related Letter of Transmittal referenced below (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        The Offer is made pursuant to an Agreement and Plan of Merger and Reorganization, dated as of November 19, 2001 by and among Exelixis, Merger Sub and Genomica. In connection with the Offer, Exelixis has filed a registration statement with the Securities and Exchange Commission on Form S-4, as amended, on December 28, 2001 (the "Registration Statement"). The terms and conditions of the Offer are set forth in the prospectus (the "Prospectus"), which is part of the Registration Statement and the related Letter of Transmittal, which are Exhibits (a)(1) and (a)(2) to this Schedule TO.

        The Offer expired at midnight New York City time on December 28, 2001. Exelixis accepted for payment all shares of common stock of Genomica validly tendered and not properly withdrawn prior to the expiration of the Offer. The final exchange ratio in the offer is 0.28309.

        Based on information provided by the exchange agent for the Offer, approximately 23,026,086 shares of Genomica common stock were validly tendered during the offering period, including 8,748,708 shares that were subject to notices of guaranteed delivery. This total represents approximately 94.41% of the total outstanding shares of Genomica common stock.

ITEMS 1 TO 11.

        All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Offer hereafter filed with the Securities and Exchange Commission by Exelixis and Merger Sub, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

ITEM 11. ADDITIONAL INFORMATION

        Item 11 is hereby amended and supplemented as follows:

        On January 2, 2002, Exelixis issued a press release announcing the expiration of the Offer and the acceptance for payment by Exelixis of all shares of Genomica common stock tendered in the Offer. The press release is contained in Exhibit (a)(12) of this Schedule TO and the information set forth in the press release is incorporated herein by reference.

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

        (a)(12) Press Release issued by Exelixis on January 2, 2002 (incorporated by reference from the filing by Exelixis on Form 425 on January 2, 2002).

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: January 2, 2002

                                       EXELIXIS, INC.

                                       By: /S/ GLEN Y. SATO
                                           -------------------------------------
                                       Name:  Glen Y. Sato
                                       Title: Chief Financial Officer

                                       BLUEGREEN ACQUISITION SUB, INC.

                                       By: /S/ GLEN Y. SATO
                                           -------------------------------------
                                       Name:  Glen Y. Sato
                                       Title: Chief Financial Officer

                                  EXHIBIT INDEX


  EXHIBIT
  NUMBER
  ------

  (a)(12)      Press Release issued by Exelixis on January 2, 2002
               (incorporated by reference from the filing by Exelixis on Form 425 on January 2, 2002).









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